March 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Al Pavot

Terence O’Brien

Re: S&W Seed Co

File No. 1-34719

Form 8-K filed February 7, 2023

Ladies and Gentlemen:

We are in receipt of the comment letter, dated February 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 8-K filed on February 7, 2023 (the “Form 8-K”) and its Form 10-Q filed on February 13, 2023 (the “Form 10-Q”). Below is the response of S&W Seed Company (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K and the Form 10-Q.

Form 8-K filed February 7, 2023 Exhibit 99.1 - Pro Forma Consolidated Financial Statements, page 1

1.
Please revise the second paragraph in Note 1 to clarify, if true, that Shell received a 66% interest in Vision Bioenergy Oilseed LLC, and S&W received a 34% interest

Response:

We respectfully submit that the second paragraph in Note 1 was intended to reflect that Shell received a 66% interest in Vision Bioenergy Oilseeds LLC (“VBO”). We further submit that, while the sentence structure in the second paragraph in Note 1 may lend itself to ambiguity, the disclosure contained in the third paragraph of Item 1.01 of the Form 8-K clearly specified that Shell received a 66% interest in VBO and S&W retained a 34% interest in VBO. We note that similar concise disclosure was included in the Form 10-Q, including on pages 21 and 22. We respectfully submit that, in future filings, we will continue to include similar concise disclosure.

2.
Please describe for us your intended accounting for the contribution of property to Vision Bioenergy and the basis in GAAP. Tell us how you calculated the amounts of pro forma adjustments (g) and (i). Similarly, please clarify for us how you determined that a gain should be recognized on the S&W Australia transaction disclosed on page 9 of your Form 10-Q. Refer to ASC 323-10-30-2 and related guidance.

Response:

Form 8-K; Calculation of Pro Forma Adjustments

In establishing the joint venture, the Company (i) contributed certain tangible and intangible property to VBO, including its Nampa, Idaho production and research facilities, along with certain personal property, including vehicles, fixed assets and other similar equipment, (ii) caused VBO to make offers of employment to certain key personnel (the “Transferred Personnel”), (iii) assigned to VBO certain contracts and permits, and (iv) agreed to a two-year non-solicitation covenant with respect to the personnel transferred to VBO.

In exchange for a 66% ownership interest in VBO, Shell (i) contributed $13.0 million in cash to VBO at closing and agreed to contribute an additional $12.0 million in February 2024 ($11.5 million present value), (ii) paid the Company $7.0 million in cash at closing and agreed to pay the Company an additional $6.0 million to the Company in February 2024, and (iii) paid $7.0 million to satisfy and release in full certain real property liens on the assets the Company transferred to VBO. The Company retained a 34% interest in VBO following the closing of the foregoing transactions.

The Contribution and Membership Interest Purchase Agreement relating to the joint venture included a provision related to VBO’s ability to retain the Transferred Personnel, which is being assessed for contingency accounting implications. The agreement provides that if (i) the effective employment date of the Transferred Personnel with VBO is later than May 7, 2023, or any of the Transferred Personnel are no longer employed by VBO after February 6, 2024, and (ii) the Company or VBO, as applicable, fail to replace such Transferred Personnel with personnel of reasonably similar qualifications within 90 days of the events covered in clause (i) above, there could be a decrease in the $6.0 million that Shell agreed to pay the Company in February 2024 by up to $4.5 million. We deemed that the full $6.0 million ($5.7 million present value) payment from Shell to the Company was realizable due to the high likelihood that the key employees would remain employed for the first year, or in any event could be replaced within 90 days.

In addition to the cash payments, the Company received a one-time option, exercisable at any time on or before the fourth anniversary of the closing of the joint venture transaction, to purchase a 6% membership interest in VBO from Shell for a purchase price ranging between approximately $7.1 and $12.0 million, depending on the date on which such purchase is completed (the “Repurchase Option”). Further, upon the achievement of certain specified milestones, measured as of the fourth and seventh anniversaries of the closing of the joint venture transaction, the Company is eligible to receive transfers from Shell of up to an additional aggregate 10% interest in VBO (the “Contingent Share Transfers”).

We determined that the assets contributed to VBO constituted a business under ASC 805-10-55-3A, and thus we intend to follow deconsolidation guidance in ASC 810-10-40-5 by calculating a gain on the contribution of property to VBO, which is calculated as the difference between the carrying value of this property and the fair value of consideration received. Detailed calculations are provided below in the discussion of the calculation of pro forma adjustment (i).

We calculated the amounts of pro forma adjustments in (g), Fair Market Value of the Company’s Ownership Interest in Vision Bioenergy, as follows:

The aggregate total value of Shell’s payments to the Company and cash contributions to VBO on the closing date, along with the present value of Shell’s future payments to the Company and contributions to VBO, is $44,241,380. This amount represents consideration for a 66% interest in VBO and was grossed up to 100% to calculate a total fair value of approximately $67,032,394. The value of the Company’s retained 34% interest in VBO was thus calculated as $22,791,014.

The fair value of the Repurchase Option was unknown at the time the Company filed the Form 8-K, but we estimated it to be immaterial due to the substantial increase in the purchase option prices over the closing date valuation, and was therefore not included in the calculation of the amount paid by Shell for its 66% interest in VBO.

The fair value of the Contingent Share Transfers, if any, was also unknown at the time of the Form 8-K filing but was estimated to be immaterial, as achieving the contingent milestones that would trigger the transfers was considered to be not probable.

We calculated the amounts of pro forma adjustments in (i), Gain on Vision Bioenergy joint venture transaction, as follows:

Upon its formation, VBO was a wholly owned subsidiary of the Company. Upon the establishment of the joint venture, VBO held production and other property, rights to certain proprietary seed varieties and other trade secrets, and an experienced workforce with the necessary skills, knowledge, or experience to perform a process on the inputs that could generate an output, and therefore met the definition of a business as defined by ASC 805-10-55-3A. Accordingly, the transfer of the 66% interest in VBO to Shell will be accounted for as a sale of a business under ASC 805 and recognized as gain or loss as prescribed by the deconsolidation guidance of ASC 810-10-40-5, which is calculated as the difference between the aggregate of (a) the fair value of consideration received, (b) the fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized and (c) the carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated, and the carrying amount of the former subsidiary's assets and liabilities or the carrying amount of the group of assets.

Our calculation is explained below:

(i) The fair value of consideration received:

As described in the calculation of pro forma adjustment (g) above, Shell paid the Company $7,000,000 in cash at closing and agreed to pay the Company an additional $6,000,000 (with a present value of $5,747,126) to the Company in February 2024, and paid $7,000,000 to satisfy and release in full certain real property liens on the assets the Company transferred to VBO. The amounts paid at closing plus the present value of the February 2024 payment totaled $19,747,126.

(ii) The fair value of any retained noncontrolling investment in the former subsidiary or group of assets at the date the subsidiary is deconsolidated or the group of assets is derecognized:

As described in the calculation of pro forma adjustment (g), above, the fair value of the Company’s 34% interest in VBO was calculated as $22,791,014.

(iii) The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated:

There was no non-controlling interest in VBO at the date of deconsolidation.

The aggregate amount of the above consideration received was $42,538,140. The carrying amount of the Nampa facility assets in VBO’s books on the date of deconsolidation was $5,557,987. The difference between the consideration received and the carrying value of the deconsolidated assets is the gain amount of $36,980,153.

Form 10-Q; Gain recognition on the S&W Australia transaction

We respectfully submit that the wholly owned subsidiary of S&W Australia (later renamed Trigall Australia), which was the subject of the S&W Australia transaction disclosed on page 9 of the Form 10-Q, only held certain intellectual property rights and equipment. The subsidiary had no employees, processes or outputs, and therefore we determined that it did not meet the definition of a business under ASC 810-10-40-3A.

ASC 323-10-30-2b indicates that, in such a situation, the investor shall initially measure, at fair value, the investment in the common stock of an investee recognized upon the derecognition of a distinct non-financial asset in accordance with Subtopic 610-20.

In accordance with ASC 610-20-32-2 through -6, we recognized a gain for the difference between the amount of consideration received for the nonfinancial assets, including the non-controlling interest retained, and the carrying amount of that nonfinancial assets. The consideration received for the 80% interest in Trigall Australia consisted of $2.0 million in cash and a $1.0 million promissory note to be paid in December 2023, or $3.0 million in total. The grossed-up amount, representing a 100% interest based on the 80% interest at a $3.0 million cost, was $3.75 million, resulting in a $750,000 fair market value of our retained 20% non-controlling investment. Total consideration received, including the non-controlling interest retained, was $3.75 million. The carrying amount of the nonfinancial assets was $1.96 million, resulting in the realization of a gain of $1.78 million.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to Phillip S. McGill of Cooley LLP at (858) 550-6193. Thank you.

Sincerely,

By: /s/ Betsy Horton

Betsy Horton

Chief Financial Officer

cc: Jarad Giese, S&W Seed Company

Steven M. Przesmicki, Cooley LLP

Phillip S. McGill, Cooley LLP